

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
No Act
P.E. 12-4-02



03000875

January 3, 2003

Sean X. McKessy
Securities Counsel
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Act 1934
Section
Rule 14A-8
Public Availability 1-3-2003

Re: Caterpillar Inc.
Incoming letter dated December 4, 2002

Dear Mr. McKessy:

This is in response to your letter dated December 4, 2002 concerning the shareholder proposal submitted to Caterpillar by John Chevedden. We also have received a letter from the proponent dated December 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



Caterpillar Inc.

100 NE Adams Street
Peoria, Illinois 61629 -7310

December 4, 2002

Via Federal Express
Securities & Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

Caterpillar Inc. has received the attached shareholder proposal from Mr. John Chevedden regarding our Shareholder Rights Plan for inclusion in our upcoming proxy materials. For reasons discussed below, we believe that without the amendments suggested below the proposal is excludable under the Rule 14a-8 prohibition against the inclusion of false or misleading information in proxy solicitation materials. We request your concurrence that unless the proponent amends the proposal within a timeframe specified by the Division in accordance with our recommendations, you will not recommend enforcement action if we exclude the proposal from our proxy materials.

False and Misleading Statements in the Proposal

Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Commission recently confirmed that issuers are permitted to omit proposals containing false and misleading statements that the proponent refuses to amend. *See Cisco Systems, Inc. (Sept. 19, 2002).* Mr. Chevedden's proposal suffers from this defect in several respects. Accordingly, we believe the proposal may be omitted from the 2003 Proxy Statement pursuant to Rule 14a-8(i)(3).

First, the proposal asserts that a "a poison pill can discourage a buy-out premium for our stock." Mr. Chevedden refused to provide support for this summary statement, which is stated as a fact and is not couched as an opinion. Mr. Chevedden also refused to address the fact that the assertion is disputed by available survey data showing that (1) companies with shareholder rights plans receive a premium in takeover situations, and (2) such plans do not dissuade potentially attractive takeover bids. Although the Staff directed the proponent to re-cast a similar assertion as his opinion last year, proponent rejected my request that he do so again in connection with this proposal. In light of these facts, the proposal should be amended to omit the assertion, to provide specific support refuting the available survey data or to be re-cast as proponent's opinion.

Second, the proposal runs afoul of Rule 14a-9 by including unsupported claims and accusations regarding Caterpillar's alleged improper or illegal conduct. Specifically, the last paragraph of the proposal states that the company's opposition to a similar proposal last year "did not meet" the "same high standard that applies to this Rule 14a-8 proposal." The proponent does not explain what the statement means and does not include any support for the assertion. There is simply no basis for the statement, as Caterpillar's opposition to the 2002 proposal complied in every way with the letter and spirit of all applicable securities laws, including 14a-8.

Additionally, the proposal inaccurately charges the Company with improper behavior by stating that the company "made it more difficult than need be for shareholders to determine the proponent of the 2002 shareholder proposal." In accordance with Rule 14a-8(l)(1) the Company's 2002 proxy included "a statement that it will provide the information [about the proponent] promptly upon receiving an oral or written request." Proponent has no basis to believe or suggest that the company would not have provided this information had it received any requests for such information. The implied suggestion that the Company did anything improper is false and misleading and itself violates the letter and spirit of Rule 14a-9. In any event, the notion that shareholders could not determine the proponent of the proposal is belied by the fact that the proponent was identified by name as the proponent of a similar proposal presented at the 2001 shareholder meeting. Accordingly, this inaccurate accusation should be deleted from the proposal.

Conclusion

For the foregoing reasons, we believe that the proposal may be omitted from Caterpillar's 2003 proxy statement unless it is amended to ameliorate the defects identified herein. We respectfully request that the Staff confirm that it will not recommend any enforcement action if the proposal is omitted unless the proponent amends it as follows:

- Either (i) delete the unsupported statement that poison pills can discourage a buyout premium for the Company's stock, (ii) amend the statement to provide sufficient evidence to refute the available survey data on this point, or (iii) re-cast the statement as proponent's opinion;

- delete the unexplained statement regarding the alleged failure of the Company's opposition statement in the 2002 proxy to comply with all applicable securities laws; and

- delete the false and misleading statement that the company "made it more difficult than need be for shareholders to determine the proponent of the 2002 shareholder proposal."

Enclosed are copies of the correspondence attempting to resolve these issues informally. As you can see, when these deficiencies (as well as another one that is not the subject of this no-action letter request) were brought to proponent's attention, his response made it clear he believed the proposal needed no further revision.

A copy of this letter has been provided to Mr. Chevedden. We thank you in advance for your consideration.

Sincerely,



Sean X. McKessy
Securities Counsel

SX McKessy
Legal Services Division, AB7310
Telephone: 309-675-1094
Facsimile: 309-675-6620
Enclosure

[2003 Rule 14a-8 Proposal]

3 – Shareholder Vote on Poison Pills

This is to recommend that our company adopt a bylaw to seek shareholder approval of any poison pill in effect or adopted in the period between each annual meeting. This applies to the greatest extent as may be practical.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., 205, Redondo Beach, Calif. 90278.

Shareholder value

Outside of management circles, a poison pill can be viewed as a device to reduce management accountability. For instance, a poison pill can discourage a buy-out premium for our stock.

A buy-out premium could be triggered if our stock declines due to the fault of current management. If current management is at fault for a declining stock price, I believe shareholders should have a counterbalancing opportunity for a buy-out with a premium – without the interference of a poison pill.

I believe that an absence of a poison pill will encourage management to a higher standard because mismanagement will more likely result in a change in control. This principle is similar to higher employee performance being triggered by a desire to continue holding one's job.

Harvard Supporting Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit.

Shareholder-Friendly

The company can be shareholder-friendly by composing its opposition to this proposal as though it was subject to the same high standard that applies to this rule 14a-8 shareholder proposal. The company did not meet this high standard in 2002. Additionally our company made it more difficult than need be for shareholders to determine the proponent of 2002 shareholder proposal. Our company also spent shareholder money in a campaign against a highly-supported shareholder proposal.

To give shareholders more options in case of mismanagement:

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.




Fidelity Investments

PO Box 500
2 Contra Way
Merrimack, NH 03054-9894

October 16, 2002

Mr. John R. Chevedden
2215 Nelson Avenue, Apartment 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his position in Caterpillar Incorporated, symbol CAT.

I can confirm that John Chevedden currently holds 100 shares of CAT, and that he has continuously held those shares since August 1, 2001, with no withdrawals.

I hope that this information is helpful. Please call me if you have any additional questions at 800-854-2826, extension 7726.

Sincerely,

John Stiles

John Stiles
Priority Service Specialist

Our file: W004227-16OCT02

Post-it® Fax Note 7671	Date 10-21-02 # of pages ▶
To Sean McKessy	From John Chevedden
Co./Dept.	Co.
Phone # 309/675-6620	Phone # 310/371-7872
Fax # 309/675-1097	Fax #

CATERPILLAR

Caterpillar Inc.

100 NE Adams Street
Peoria, Illinois 61629

October 8, 2002

<u>Via Telecopier and Overnight Mail</u>
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

I am in receipt of your letter dated October 1, 2002, submitting your proposal for proposed inclusion in Caterpillar Inc.'s proxy materials for our Year 2003 Annual Meeting of Stockholders. Securities Exchange Act Rule 14a-8 requires you to be a shareholder in order to submit a shareholder proposal, however, our records indicate that you are not a registered shareholder.

Accordingly, we request that you provide us with a written statement from the record holder of your shares (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held at least $2000 in market value of Caterpillar shares for at least one year.

Moreover, Rule 14a-9 prohibits the communication of false or misleading information in proxy materials. As such, assuming you provide the required ownership information, your proposal must be modified to correct factual inaccuracies and remove unsupported allegations.

First, your proposal asserts that a "a poison pill can discourage a buy-out premium for our stock." This is stated as a fact and not cast as an opinion. As such, please provide support for this unfounded assertion or clarify that it is merely your opinion. As you know, all the available survey data show that (1) companies with shareholder rights plans receive a premium in takeover situations, and (2) such plans do not dissuade potentially attractive takeover bids. You may recall that the SEC issued a no-action letter last year stating that a similar statement be re-cast as your opinion.

Second, the proposal inaccurately includes Bausch & Lomb among the companies that "have been willing to redeem poison pills or seek shareholder approval for their poison pill." Bausch & Lomb neither redeemed its plan nor put it to shareholder vote: instead, it did not renew its plan after it expired. Accordingly, please re-cast the proposal to delete Bausch & Lomb from the list.

Third, your proposal runs afoul of Rule 14a-9 by including unsupported claims and accusations regarding the company's alleged improper or illegal conduct. Specifically, the last paragraph of the proposal states that the company's opposition to your similar proposal last year "did not meet" the "same high standard that applies to this Rule 14a-8 proposal." You do not include any support for this bald assertion, nor did you attempt to explain it. There is simply no basis for the statement, as Caterpillar's opposition to your proposal last year complied in every way with the letter and spirit of all applicable securities laws, including 14a-8. As such, we request that you omit this unsupported allegation from your proposal.

Additionally, the proposal indirectly and inaccurately charges the Company with improper behavior by stating that the company "made it more difficult than need be for shareholders to determine the proponent of the 2002 shareholder proposal." As I am sure you are aware, Rule 14a-8(l)(1) specifically authorizes companies to "include a statement that it will provide the information [about the proponent] promptly upon receiving an oral or written request." Our 2002 proxy included such a statement and had we received any requests for it, we most certainly would have provided the requested information, and your suggestion to the contrary violates Rule 14a-9. In any event, the notion that shareholders could not determine the proponent of the proposal is belied by the fact that you were specifically identified as the proponent of the proposal at a prior meeting. Accordingly, please delete this inaccurate accusation from your proposal.

In light of our shared concern about wasting valuable SEC resources due to the increased burden on the Staff to restore investor confidence, I trust that you will voluntarily amend your proposal to eliminate the identified false or misleading information to bring it into full compliance with Rules 14a-8 and 14a-9.

In accordance with Rule 14a-8, I look forward to receiving your share ownership information and your revised proposal by no later than Tuesday, October 22, 2002.

Sincerely,



Securities Counsel

SX McKessy
Legal Services Division, AB7310
Telephone: 309-675-1094
Facsimile: 309-675-6620

CATERPILLAR®

10-10-02

Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

Dear Mr. McKessy,

October 8, 2002

To expedite a response, notations have been made.

Sincerely,



Via Telecopier and Overnight Mail
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

I am in receipt of your letter dated October 1, 2002, submitting your proposal for proposed inclusion in Caterpillar Inc.'s proxy materials for our Year 2003 Annual Meeting of Stockholders. Securities Exchange Act Rule 14a-8 requires you to be a shareholder in order to submit a shareholder proposal, however, our records indicate that you are not a registered shareholder.

Accordingly, we request that you provide us with a written statement from the record holder of your shares (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held at least $2000 in market value of Caterpillar shares for at least one year.

Moreover, Rule 14a-9 prohibits the communication of false or misleading information in proxy materials. As such, assuming you provide the required ownership information, your proposal must be modified to correct factual inaccuracies and remove unsupported allegations. If the co. declares its ignorance of this established view support can be provided. Please withdraw.

First, your proposal asserts that a "a poison pill can discourage a buy-out premium for our stock." This is stated as a fact and not cast as an opinion. As such, please provide support for this unfounded assertion or clarify that it is merely your opinion. As you know, all the available survey data show that (1) companies with shareholder rights plans receive a premium in takeover situations, and (2) such plans do not dissuade potentially attractive takeover bids. You may recall that the SEC issued a no-action letter last year stating that a similar statement be re-cast as your opinion.

No evidence for co. claim. Please withdraw.

Second, the proposal inaccurately includes Bausch & Lomb among the companies that "have been willing to redeem poison pills or seek shareholder approval for their poison pill." Bausch & Lomb neither redeemed its plan nor put it to shareholder vote; instead, it did not renew its plan after it expired. Accordingly, please re-cast the proposal to delete Bausch & Lomb from the list. No evidence the co. was subject to the same 40-day SEC review like the S/H text. Please withdraw.

Third, your proposal runs afoul of Rule 14a-9 by including unsupported claims and accusations regarding the company's alleged improper or illegal conduct. Specifically, the last paragraph of the proposal states that the company's opposition to your similar proposal last year "did not meet" the "same high standard that applies to this Rule 14a-8 proposal." You do not include any support for this bald assertion, nor did you attempt to explain it. There is simply no basis for the statement, as Caterpillar's opposition to your proposal last year complied in every way with the letter and spirit of all applicable securities laws, including 14a-8. As such, we request that you omit this unsupported allegation from your proposal.

A mild and correct statement. Multiple irrelevant statements.

Additionally, the proposal indirectly and inaccurately charges the Company with improper behavior by stating that the company "made it more difficult than need be for shareholders to determine the proponent of the 2002 shareholder proposal." As I am sure you are aware, Rule 14a-8(l)(1) specifically authorizes companies to "include a statement that it will provide the information [about the proponent] promptly upon receiving an oral or written request." Our 2002 proxy included such a statement and had we received any requests for it, we most certainly would have provided the requested information, and your suggestion to the contrary violates Rule 14a-9. In any event, the notion that shareholders could not determine the proponent of the proposal is belied by the fact that you were specifically identified as the proponent of the proposal at a prior meeting. Accordingly, please delete this inaccurate accusation from your proposal.

Fails to address 99% of the issue. 99% of 514 did not attend the annual meeting. Please withdraw.

In light of our shared concern about wasting valuable SEC resources due to the increased burden on the Staff to restore investor confidence, I trust that you will voluntarily amend your proposal to eliminate the identified false or misleading information to bring it into full compliance with Rules 14a-8 and 14a-9.

Without adequate co. evidence to warrant change. Please withdraw.

In accordance with Rule 14a-8, I look forward to receiving your share ownership information and your revised proposal by no later than Tuesday, October 22, 2002.

Sincerely,

[signature]

Securities Counsel

SX McKessy
Legal Services Division, AB7310
Telephone: 309-675-1094
Facsimile: 309-675-6620

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 7, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Caterpillar Inc. (CAT)
Investor Response to Company No Action Request
Poison Pill Topic
John Chevedden

Ladies and Gentlemen:

This letter addresses the company December 4, 2002 no action request.

The following is supporting evidence:
1) The text "a poison pill can discourage a buy-out premium for our stock" is supported by the attached Institutional Shareholder Services text which states: "[Poison pills] provide a target's board with veto power over takeover bids that may be in shareholders' best interest."

The company does not explain how a carefully-chosen sample of mere surveys could irrefutably prove false a mild statement of "can."

Perhaps the most telling part of the company request is the company omission of the 2002 company opposition statement.

The 2002 company opposition statement has no support for statements that appear to be extreme or illogical. This is particularly objectionable due to the extreme or inflammatory nature of some of the company statements. For instance a claim of "destroys the company." Such extreme text is not allowed in shareholder proposals.

The following are specific lack of company support for extreme or illogical company statements:

2A) There is no support that the 2002 shareholder proposal fosters "irresponsible, short term actions." Furthermore, the company-termed "irresponsible" 2002 proposal was published by the company following its rigorous no action challenge.

2B) There is no support that the 2002 proposal fosters an "event that destroys the company."

2C) There are no directions or support on how shareholders can verify the claimed intention of the existing poison pill.

2D) There is no support for "Our Board is in the best possible position to be free from self-interest."

Common sense leads to the conclusion that shareholders have a greater freedom from self-interest since shareholders do not risk losing lucrative long-term streams of director fees if an attractive offer for shareholders is accepted.

2E) A Georgeson survey has no power to "validate." "Validate" is defined as "To declare or make legally valid."

2F) There is no company support for a claim of "misleading, outdated, and/or out of context" for proposal text which was published after a rigorous 2002 company challenge submitted to the Office of Chief Counsel.

Thus the company claim of "misleading, outdated, and/or out of context" proposal text may be an end-run to indirectly impugn the Office of Chief Counsel no action review process.

The company appears to agree with the proposal text on the difficulty for shareholders to learn the name of the proponent. For example, the company narrates that, after the 2002 company omission of the proponent's name, shareholders could still glean some information from the 2001 proxy in order to make an inference on the name of the 2002 proponent.

The company introduces a red herring by incorrectly suggesting that the proposal says the company acted illegally in its omission.

For the foregoing reasons shareholders should not be excluded from the opportunity to vote on an established good governance topic and should not be excluded from considering reasonable supporting text.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,



John Chevedden
Shareholder

cc:
Glen Barton
Chairman

competitiveness. Additionally, the plan is administered by a committee of independent outsiders who must certify attainment of these objective, measurable performance goals before cash awards are paid to participants. Moreover, preservation of the full deductibility of all compensation paid reduces the company's corporate tax obligation.

Vote FOR Item 3.

Shareholder Proposal

❑ Item 4: Submit Shareholder Rights Plan (Poison Pill) to Shareholder Vote

Nick Rossi proposes that the company's Preferred Share Purchase Rights Plan, be put to a shareholder vote or redeemed.

Management states that it adopted the current shareholder rights plan after carefully considering its fiduciary duties to shareholders and after reviewing various studies which concluded that rights plans result in increased shareholder value and higher premiums for target companies. Management contends that the rights plan is intended to encourage bidders to negotiate with the board to develop an offer that the board deems to be fair and in the best interests of shareholders. Management argues that it has a fiduciary responsibility to act in the best interest of the companyâ€™s shareholders; therefore, approval of this proposal would unnecessarily inhibit the board's flexibility and could seriously undermine its ability to use the rights plan to maximize shareholder value in the future.

Shareholder rights plans, or poison pills, typically take the form of rights or warrants issued to shareholders and are triggered only by a hostile acquisition attempt. When triggered, poison pills generally allow shareholders to purchase shares from, or sell shares back to, the target company ("flip-in" pill) and/or the potential acquirer ("flip-over" pill) at a price far out of line with fair market value. Depending on the type of plan, the triggering event can either transfer wealth from the target company or dilute the equity holdings of current shareholders.

Poison pills insulate management from the threat of a change in control. They provide a target's board with veto power over takeover bids that may be in shareholders' best interests. Furthermore, poison pills amount to major de facto shifts of voting rights away from shareholders on matters pertaining to a sale of the company. Accordingly, shareholders should be asked whether they want to relinquish such power before poison pills are implemented.

Courts have traditionally allowed target company boards much leeway in deciding when a poison pill should be redeemed, even in the event of bona fide offers. Because poison pills are implemented as warrants or rights offerings, they can be put in place without shareholder approval.

Companies generally argue that poison pills merely guard against two-tiered offers and other back-end coercive treatment, ensuring that shareholders are treated equitably in the event of a takeover bid. However, the question of whether or not the plans are used in shareholders' interest depends on specific circumstances that cannot be predicted.

Because poison pills greatly alter the balance of power between shareholders and management, shareholders should be allowed to make their own evaluation of such plans.

(1)

Statement in Opposition to Proposal

For the third consecutive year, proponent makes a proposal that has failed each year to receive sufficient support to pass under applicable law and Company bylaws and that has received declining support (less than 50% of the yes-no vote and less than 43% of the overall vote at the 2001 meeting) each year. For several reasons, your Board opposes this proposal.

2A

Rewarding stockholders with increased value unquestionably is a primary function of corporate managers and directors. That is what they are paid to do. But, this does not justify irresponsible, short-term actions to achieve quick results.

Caterpillar believes the correct approach for assuring ongoing stockholder value is a long-term commitment to sustained business competitiveness. It was this commitment that permitted the investment of billions of dollars in renewed factories and a radical restructuring of the Company so it could excel in the highly competitive global environment of the twenty-first century. These strategic initiatives would not have been taken under a short-term perspective seeking instantaneous rewards.

2B

Some take a more shortsighted view of "value." They see it as anything that produces a reward – even if it is a one-time event that destroys the company. A leveraged buyout, a takeover, a split-up of the company, it does not matter so long as they realize a gain -- if the company ceases to exist, no matter. They will move their capital to another investment. However, our managers and directors are responsible for providing more stockholder wealth on an ongoing basis by managing the company's assets for the highest possible returns over the long term. They also have obligations to provide meaningful jobs for employees, and to the well being of communities in which their facilities are located.

2C

Our Shareholder Rights Plan does not, and is not intended to, prevent bidders from making offers to acquire the Company at a price and on terms that would be in the best interests of all shareholders. Instead, the Shareholder Rights Plan is designed to protect shareholders against potential abuses during a takeover attempt. In this regard, it is important to remember that hostile acquirers are interested in buying a company as cheaply as they can, and, in attempting to do so, may use coercive tactics such as partial and two-tiered tender offers and creeping stock accumulation programs which do not treat all shareholders fairly and equally. We believe our Rights Plan provides our Board with an additional degree of control in a takeover situation by allowing it to evaluate a takeover proposal in a rational manner to determine whether, in the exercise of its fiduciary duties, the Board believes the proposed offer adequately reflects the value of the Company and is in the interests of all shareholders.

2D

Boards have a fiduciary duty to act in the best interests of the shareholders. Our Board is comprised (with one exception) entirely of independent outside directors. In the event of a takeover attempt triggering the Rights Plan, our Board is in the best possible position to

(2D) be free from self-interest in discharging its fiduciary duty to determine whether the proposed offer is in the best interests of the shareholders.

(2E) The economic benefits of a shareholder rights plan to shareholders have been validated in several studies. Georgeson & Company Inc. -- a nationally recognized proxy solicitor and investor relations firm -- analyzed takeover data between 1992 and 1996 to determine whether shareholder rights plans had any measurable impact on shareholder value. Their findings (available at http://www.georgeson.com/menu/pubs.html) were as follows:

- premiums paid to acquire target companies with rights plans were on average eight percentage points higher than premiums paid to target companies without rights plans;
- rights plans contributed an additional $13 billion in shareholder value during the last five years and shareholders of acquired companies without rights plans gave up $14.5 billion in potential premiums;
- the presence of a rights plan did not increase the likelihood of withdrawal of a friendly takeover bid nor the defeat of a hostile one; and
- rights plans did not reduce the likelihood of a company becoming a takeover target.

Georgeson's two pioneering "Poison Pill" Impact Studies in 1998 and a 1995 report from JP Morgan reached the same conclusions. For these reasons, plans similar to our Shareholder Rights Plan have been adopted by a majority of the companies in the S&P 500 index.

Supporting this empirical evidence, the Director of Corporate Programs at Investor Shareholder Services ("ISS") has conceded that "companies with poison pills tend to get higher premiums on average than companies that don't have pills." Wall Street Journal, January 29, 1999.

(2F) The Board disagrees with many of the "supporting statements" contained in this proposal and believes that many are misleading, outdated, and/or out of context.

Based on its business experience and knowledge of Caterpillar and the industry in which it operates, the Board believes the Caterpillar Shareholder Rights Plan is in your best interest.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 5.

[2003 Rule 14a-8 Proposal]

3 – Shareholder Vote on Poison Pills

This is to recommend that our company adopt a bylaw to seek shareholder approval of any poison pill in effect or adopted in the period between each annual meeting. This applies to the greatest extent as may be practical.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., 205, Redondo Beach, Calif. 90278.

Shareholder value

Outside of management circles, a poison pill can be viewed as a device to reduce management accountability. For instance, a poison pill can discourage a buy-out premium for our stock.

A buy-out premium could be triggered if our stock declines due to the fault of current management. If current management is at fault for a declining stock price, I believe shareholders should have a counterbalancing opportunity for a buy-out with a premium – without the interference of a poison pill.

I believe that an absence of a poison pill will encourage management to a higher standard because mismanagement will more likely result in a change in control. This principle is similar to higher employee performance being triggered by a desire to continue holding one's job.

Harvard Supporting Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit.

Shareholder-Friendly

The company can be shareholder-friendly by composing its opposition to this proposal as though it was subject to the same high standard that applies to this rule 14a-8 shareholder proposal. The company did not meet this high standard in 2002. Additionally our company made it more difficult than need be for shareholders to determine the proponent of 2002 shareholder proposal. Our company also spent shareholder money in a campaign against a highly-supported shareholder proposal.

To give shareholders more options in case of mismanagement:

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated December 4, 2002

The proposal recommends that Caterpillar "adopt a bylaw to seek shareholder approval of any poison pill in effect or adopted in the period between each annual meeting."

We are unable to concur in your view that Caterpillar may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proposal must:

- recast the sentence that begins "For instance, a poison pill . . ." and ends "buy-out premium for our stock" as the proponent's opinion; and

- delete the heading and paragraph that begins "Shareholder-Friendly . . ." and ends ". . . highly-supported shareholder proposal."

Accordingly, unless the proponent provides Caterpillar with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Caterpillar omits only these portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor